Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Actavis plc

Subject Company: Allergan, Inc.

Commission File Number: 001-10269

DATE:	December 15, 2014
TO:	All Actavis and Allergan Employees
FROM:	Brent Saunders, CEO and President, Actavis
David Pyott, Chairman and CEO, Allergan
RE:	Pre-Integration Planning Meetings Begin; Proposed Senior Leadership of Combined Company Announced

On Monday, December 15th, we began the process of planning the integration that will bring Actavis and Allergan together next year, if the transaction closes successfully as anticipated. More than 100 people, from both companies, joined us for the kick-off of the Pre-Integration Planning Meeting in Parsippany, New Jersey, USA, where we will review the principles that will drive decision-making during integration; reiterate our commitment to operating in a business-as-usual mode as two separate companies until close; and begin the dialogue that will permit us to plan for a seamless transition to one global company.

In addition, we took the opportunity of the Pre-Integration Planning Kick-off Meeting to announce the proposed senior leadership team that will lead our new company once the transaction is complete.

One of the guiding principles of Pre-Integration Planning is our commitment to frequent, transparent and specific communications through the process. The proposed senior leadership structure that we are announcing today is the result of extensive discussions with members of the management teams of both Actavis and Allergan. It demonstrates our commitment to capitalize on our expanded global commercial footprint, ensure our continued dominance as a world leader in generics, and to recognize the strengths of both of our businesses and the proven track record of the leaders of these powerful and successful companies.

We said that the new, combined company would reflect the “best-of-the-best” of both companies. The proposed leadership structure we are announcing today, and subsequent cascading announcements of next levels leadership, will prove that we intend to deliver on that promise. We are making this announcement today to provide employees of both organizations with more visibility into how we intend to operate beginning on Day 1. We will continue to define and announce, as rapidly as possible, subsequent levels of management. We encourage all employees to refrain from speculating about what these announcements mean for departments, functions and individuals, until clarity around organizational structure is communicated. It is critical for us all to remember that the proposed combined management structure will not take effect until close. Current Allergan and Actavis leadership and all team members must continue to focus on operating as independent companies prior to close, which we anticipate in the second quarter of 2015.

Proposed Senior Leadership Structure

Our goal in creating this proposed management team has many objectives. We want to ensure that we are structured to deliver on our promise to shareholders to build a new paradigm as the Growth Pharma Company based on an unrivaled foundation for long-term growth, including the potential for double-digit organic revenue and earnings growth, anchored by leading, world-class blockbuster franchises and a premier late-stage pipeline. We also want to ensure that we remove concern about how teams and functions will operate in the future. We also want, as much as possible, to answer questions about organizational structure and management as rapidly as possible, with the understanding that we are announcing decisions as they are made, and this is a work in progress.

Below is the proposed top line management for the combined company at close, as well as additional detail on functional management within key functions. Over the next days and weeks, we will continue to build out the cascading layers of leadership. We ask for your patience as we understand this announcement will not answer all employee questions.

We want to take you through key functions within the organization, particularly in those areas that represent the most significant changes to existing organizational structures within both Actavis and Allergan.

We are pleased to announce that Doug Ingram, President of Allergan, will serve as a special advisor to Brent following the close of the transaction. In this position, the combined company will continue to benefit from Doug’s extensive experience and expertise, as we seek to accelerate growth across the combined company. We are excited that Doug will continue to contribute to the success of the company, and provide valuable counsel on how to best ensure we capitalize on the strengths of Allergan’s portfolio and exceptional marketplace strengths in the new company.

Paul Bisaro
Exec. Chairman
Brent Saunders
CEO & President
Doug Ingram
Special Advisor
Paul Navarre
EVP & Pres.
Int'l Brands
Raj Narayanan
APAC
Mauro Naddeo
LATAM
TBD
EAME
TBD
Canada
Bob Stewart
EVP & Pres.
Generics & Global Ops
Wayne Swanton
Global Operations
Andy Boyer
US Gx
Hafrun Fridriksdottir
R&D Gx
Lars Ramneborn
Int'l Generics
Helga
Gudlaugsdottir
Procurement
Jean-Guy Goulet
Canada/LATAM Gx
Dan Motto
Gx Bus. Dev. &
Portfolio Mgmnt
Gary Holloway
Japan Gx
Anish Mehta
Shared Services
Chip Philips
Anda
Gunni Beinteinsson
Commercial Ops
Valur Ragnarsson
Medis
Philippe Schaison
EVP & Pres.
Allergan Medical
David Moatazedi
Facial Aesth
Ron Menezes
Med. Derm
Carrie Strom
Plastic Surgery
Laurent Combredet
SkinMedica
Lamont Land
Prof. Relations
Jose Bimont
Digital Cust. Engag.
Portfolio
Paul Little
Controller
Bill Meury
EVP & Pres.
Branded Pharma
Dave LeCause
Eye Care
Will Kane
Internal Medicine
Marc Forth
Neurosciences
Chuck Sabino
Gastroenterology
Lori Lyons-Williams
Urology
Herm Cukier
Women's Health
Jerry Lynch
Sales & MC Acct.
Mgmt
Steve Closter
Specialty
Tom Nee
Bus. Analytics & Ops
Craig Dashefsky
Managed Care Ops
David Nicholson
EVP
Brand R&D
Tessa Hilado
EVP & CFO
Bob Bailey
EVP & Chief Legal
Officer
Karen Ling
EVP & CHRO
Charlie Mayr
EVP & Chief Comm
Officer
Sig Kirk
EVP
Corp. Business Dev
Jonathon Kellerman
EVP & Global Chief
Compliance Officer
Alex Kelly
SVP, Chief
Integration Officer*
Sanjiv Patel
CVP, GSM and
Global HOSR*
ACTAVIS
ALLERGAN
NEWLY
RECRUITED
* Jointly responsible for leading pre-integration effort

Commercial Organization

Our combined company will have commercial operations in more than 100 countries, and a more complex combined portfolio of brand products. In addition to ensuring that we retain the intellectual firepower that has driven Actavis’ and Allergan’s commercial success, we also want to ensure that we retain laser-like focus on continuing to drive growth in our industry-leading global generics business. As a result, in both the highest level of management, to the commercial market and portfolio level, we are committed to a management structure that ensures we remain responsive to customer needs across brands, generics, branded generics and Over-the-Counter (OTC) products.

Brand Commercial Leadership

To support continued momentum across the broader, brand product portfolio, our global brand sales and marketing will be structured into three organizations following the close of the acquisition: International Brands, Branded Pharma and Allergan Medical.

•	Paul Navarre, Allergan Corporate Vice President and President, Europe, Africa and the Middle East, will become Executive Vice President, Actavis and President, International Brands. Medical aesthetics and devices will continue to report to International Brands outside of the U.S.

•	Bill Meury, Actavis Executive Vice President for North American Brands will become Executive Vice President, Actavis and President, Branded Pharma with responsibility for Eye Care including Retina, Neurosciences, CNS, Gastroenterology, Women’s Health, Urology and other Specialty brand products. Allergan’s Pacific Communications function, which specializes in new technology, marketing development, product launch and marketing communications, will be aligned under the Business Analytics and Operations function within Bill’s team.

•	Philippe Schaison, Allergan Corporate Vice President, President Allergan Medical, will become Executive Vice President Actavis, President Allergan Medical, which will include Facial Aesthetics, Medical Dermatology, Plastic Surgery and SkinMedica.

As you can see from the organizational chart, we are focused on recognizing exceptional talent across both organizations to drive continued growth across key markets and therapeutic categories. This structure is balanced across Actavis (including legacy Actavis and legacy Forest) as well as Allergan leaders.

Brand R&D to Report to Mr. Saunders

The combined company will have an investment of more than $1 billion in brand product development. Because of the importance of continually expanding our global product portfolio, we have determined that this function should report directly to the CEO and President. Actavis’ C. David Nicholson, PhD, Senior Vice President, Global Brands R&D, will lead this function after close as Executive Vice President Brand R&D. We will look to David’s leadership to capitalize on Allergan’s R&D expertise by retaining its industry-leading talent, and combine it with the expertise of his Actavis team, to maintain development momentum across the expanded Actavis and Allergan combined portfolio.

Together, we will maintain a focus on strategic development of innovative and durable value-enhancing brand products and will have more than two dozen mid- and near-term products in development. We anticipate being able to announce additional team members within this organization over the next several weeks. But we want to reiterate that we are focused on retaining Allergan’s research and development expertise in its therapeutic categories, which is additive to Actavis, and maintaining R&D activities at Allergan’s Irvine, California facility.

Generics and Global Operations

To ensure our combined company maintains focus on its global generics business, Bob Stewart will become Executive Vice President, Actavis and President, Generics and Global Operations, reporting to Brent. Aligning generic sales and marketing, generic R&D, and global operations — including Actavis and Allergan manufacturing, supply chain and quality — and shared service optimization within one organization will enable us to capitalize on the interdependency of all phases of the generic business: from product identification, development and approval, to manufacturing and finally global commercialization.

Within the global commercial structure, our current generics commercial leadership will now be incorporated into Bob’s organization. We will become even more nimble and responsive in our ability to meet changing customer needs and our ability to maximize market opportunities. David Buchen, currently Executive Vice President North American Generics and International will continue in his current responsibilities until close, when he will assume new responsibilities on special projects in support of Brent and Paul Bisaro, Actavis Executive Chairman.

Global Functions

To support the combined company, we are also announcing the leadership of global functions, all of whom report to Brent following the close.

•	Tessa Hilado, EVP, Chief Financial Officer, who will also assume responsibility for leading Information Technology (IT)

•	Robert Bailey, EVP, Chief Legal Officer and Corporate Secretary

•	Karen Ling, EVP, Chief Human Resources Officer

•	Charlie Mayr, EVP, Chief Communications Officer

•	Sigurd Kirk, EVP, Corporate Business Development

•	Jonathon Kellerman, EVP, Global Chief Compliance Officer

In preparation for the combination of our two companies, Alex Kelly, Actavis Senior Vice President and Chief Integration Officer; and Sanjiv Patel, Allergan Corporate Vice President, Global Strategic Marketing & Global Health Outcomes Strategy and Research, will share jointly in the responsibility for Pre-integration Planning. Sanjiv will also continue his current role leading the Allergan Global Strategic Marketing & Global Health Outcomes Research and Strategy organization reporting to Mr Saunders. As Pre-Integration Planning continues, we will work on how to best align the capabilities of these groups in the larger organization to provide a vital linkage between the combined company’s global brand product development and commercialization activities to optimize its impact. Communications about final decisions on this strategy and structure will be communicated in the coming weeks.

We believe that by announcing the proposed structure of the combined organization our employee teams, shareholders and customers will better appreciate our commitment to creating the most dynamic company in growth pharma and will share our confidence in seamless execution of this combination beginning on Day 1. While we have not answered all questions, we remain committed to announcing cascading organizational structures as those decisions are made.

Until closing, we must continue to operate as separate companies, focused on continuing to grow our respective businesses and deliver the financial results we have promised to our shareholders, while also meeting and exceeding the expectations of our customers to provide the highest quality products and services.

We want to thank all employees, in advance, for continuing to focus on driving success in our separate companies to ensure we have a strong foundation when we begin operating as one organization next year.

Actavis Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Allergan acquisition, including future financial and operating results, Actavis’ or Allergan’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Actavis’ goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors affecting Actavis’ business, Allergan’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Allergan acquisition; subsequent integration of the Allergan acquisition and the ability to recognize the anticipated synergies and benefits of the Allergan acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Allergan and Actavis shareholder approvals; the risk that a condition to closing of the Allergan acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis’ and Allergan’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Allergan’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Allergan’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis’ Annual Report on Form 10-K for the year ended December 31, 2013, as amended by Actavis’ Current Reports on Form 8-K filed on May 20, 2014 and December 5, 2014, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014,in Warner Chilcott Limited’s Registration Statement on Form S-4 effective as of October 16, 2014, and from time to time in Actavis’ other investor communications. Except as expressly required by law, Actavis disclaims any intent or obligation to update or revise these forward-looking statements.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Allergan, Actavis will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Actavis and Allergan that also constitutes a prospectus of Actavis. The definitive joint proxy statement/prospectus will be delivered to shareholders of Actavis and Allergan. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND ALLERGAN ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the SEC by Actavis and Allergan through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis will be available free of charge on Actavis’ internet website at www. Actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Allergan will be available free of charge on Allergan’s internet website at www. Allergan.com or by contacting Allergan’s Investor Relations Department at (714) 246-4766.

Participants in the Merger Solicitation

Actavis, Allergan, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Allergan shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Allergan is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 26, 2014 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in Actavis, Inc.’s proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014 and certain of Actavis Inc.’s and Actavis’ Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.